
05007177

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REGISTRANT'S NAME Jardine Strategic Holdings

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FILE NO. 82- 3085 FISCAL YEAR 12-31-04

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DAT : 4/14/05

Securities and Exchange Commission File No.82-3085



Jardine Strategic

Annual Report 2004

ARLS
12-31-04


Jardine Strategic

Contents

Jardine Strategic Holdings Limited
Jardine House
Hamilton
Bermuda

Regulatory Announcement

Go to market news section

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Annual Report & Notice of AGM
Released	10:21 01-Apr-05
Number	4676K

JARDINE STRATEGIC HOLDINGS LIMITED

ANNUAL REPORT 2004 AND NOTICE OF 2005 ANNUAL GENERAL MEETING

Jardine Strategic Holdings Limited announces that its Annual Report for the year ended 31st December 2004, Notice of the 2005 Annual General Meeting and the relevant Form of Proxy have been posted to shareholders today, Friday, 1st April 2005. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Strategic Holdings Limited

1st April 2005

www.jardines.com

END

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Jardine Strategic Holdings Limited

Annual General Meeting 2005

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Strategic Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 5th May 2005 at 10.30 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2004, and to declare a final dividend.

2 To re-elect Directors.

3 To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments the following Ordinary Resolutions:

4 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), shall not exceed US$2.6 million, and the said approval shall be limited accordingly.

5 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company may purchase pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

6 That:

the purchase by the Company of shares of US¢25 each in Jardine Matheson Holdings Limited ('Jardine Matheson') during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting or the cessation of the Company's status as a subsidiary of Jardine Matheson) be and is hereby generally and unconditionally approved, provided that any purchases of Jardine Matheson shares by the Company pursuant to this authority shall be in accordance with and limited by the terms of the authority granted to the directors of Jardine Matheson by its shareholders from time to time and that the authority granted by this Resolution shall be limited accordingly.

By Order of the Board
C.H. Wilken
Company Secretary

1st April 2005

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority, will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 14th March 2005, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Resolution 6

This resolution confirms the power of the Directors to acquire shares in the Company's parent company, Jardine Matheson, subject to the limits set out in that company's own share repurchase mandate.

Notes:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Highlights

- Net asset value per share up 58% to US$12.80
- Underlying earnings per share up 45% to US¢65.66
- Strong performances across the Group
- Significant growth in contribution from Southeast Asia
- Hongkong Land commercial property values recovering
- Dividend increases 5%

Results

	2004	Restated 2003	Change
	US$m	US$m	%
Revenue	**5,793**	5,059	*15*
Profit for the year	**1,336**	105	*1,172*
Underlying profit attributable to shareholders†	**404**	284	*42*
Underlying profit including value added tax recovery in Jardine Matheson†	**428**	284	*50*
Profit/(loss) attributable to shareholders	**1,122**	(13)	*N/A*
Shareholders' funds	**4,269**	2,965	*44*
	US¢	US¢	%
Underlying earnings per share†	**65.66**	45.33	*45*
Underlying earnings per share including value added tax recovery in Jardine Matheson†	**69.54**	45.33	*53*
Earnings/(loss) per share	**182.46**	(2.03)	*N/A*
Dividends per share	**15.20**	14.50	*5*
	US$	US$	%
Net asset value per share*	**12.80**	8.09	*58*

† The basis of calculation of underlying profit is set out in note 7 to the financial statements.

*Based on the market price of the Company's holdings.

Chairman's Statement

The combination of a broad business portfolio and an enhanced geographic spread stood the Company in good stead in 2004. The Group's businesses all performed well, enabling Jardine Strategic to report record earnings and net asset value per share. A particular feature of the year was the increased emphasis on Southeast Asia, which accounted for 50% of the Company's underlying profit, compared with 16% five years ago.

Results

Jardine Strategic's underlying profit in 2004 increased by 42% from US$284 million to US$404 million. Underlying earnings per share increased by 45% from US¢45.33 to US¢65.66. Net asset value per share, based on the market price of the Company's holdings, increased by 58% from US$8.09 to US$12.80 at the year end.

Profit attributable to shareholders for the year was US$1,122 million. The Company's share of a 32% increase in the valuation of Hongkong Land's investment properties in 2004 was US$611 million, which under international accounting rules is required to be taken through the profit and loss account rather than directly to reserves. The net result also benefited from a tax refund and the sale of investment properties and other disposals, partially offset by asset impairments.

The Board is recommending a final dividend of US¢10.40 per share, which together with the interim dividend of US¢4.80 per share gives a total for the full year of US¢15.20 per share, an increase of 5% compared with US¢14.50 per share for the prior year. The dividend will be available in cash with a scrip alternative.

Review of the Year

Jardine Matheson produced good results from its wholly-owned subsidiaries Jardine Pacific and Jardine Motors. Strong economic growth in the Region, particularly in Hong Kong, enabled Jardine Pacific's operations to increase profitability and achieve high returns on capital, the only material exception being in the construction sector, where the market remained weak. During the year, Jardine Pacific streamlined further its portfolio and restructured both its engineering and its airport services operations.

Despite some improvement in its key markets, recent disposals led to a decline in Jardine Motors' trading profit, although its net profit was boosted by a tax refund. Jardine Motors has re-positioned itself in the United Kingdom to concentrate on luxury marques, as it already has in Hong Kong and Southern China. During the year it sold its remaining business in the United States and rationalized its Southeast Asian interests with the sale to Jardine Cycle & Carriage ('JC&C') of stakes in PT Tunas Ridean in Indonesia and Cycle & Carriage Bintang in Malaysia. Jardine Motors will continue to expand its Mercedes-Benz network in Southern China and develop its Hyundai distributorship in Hong Kong, while in the United Kingdom it will be investing in improved facilities for recently acquired businesses.

The largest individual contribution to the Company's results in 2004 was from JC&C, which showed outstanding growth. It achieved a record profit of US$294 million, of which Astra's share improved by 56% to US$224 million. At the Jardine Strategic level, JC&C's and Astra's contribution was enhanced by increased shareholdings in both companies. Astra's motor and palm oil operations are performing well, and it has resumed its strategic development in Indonesia following its return to full financial health. In late 2004, in an expansion of its successful financial services interests, Astra invested some US$190 million to acquire a 32% interest in Bank Permata, with its joint venture partner Standard Chartered Bank taking an equivalent stake. Its now 56%-held subsidiary, United Tractors, was also refinanced during the year and its balance sheet strengthened. JC&C continued to realign its business portfolio, raising its holding in Astra from 37% to 48%, concentrating its motor operations in Southeast Asia and acquiring additional interests in Malaysia and Indonesia. It also reached agreement to extend its exclusive Mercedes-Benz retail franchise for Singapore to 2010. In the property sector, the group is withdrawing from investment property to focus on higher yielding residential developments in Singapore and Malaysia. Surplus funds released in this process by MCL Land are being returned to shareholders by way of a special dividend.

There was continued progress at Dairy Farm with increases in sales and earnings across its whole range of supermarket, convenience and health and beauty stores in both its operating regions of North Asia and South Asia. These improvements result from Dairy Farm's consistent strategy of focusing on retailing in Asia with multiple formats tailored to local needs. The group now has leading market positions in Hong Kong, Indonesia, Malaysia, Singapore and Taiwan, and is developing in Mainland China, Korea and India. Also key to its success is the work it has done to develop efficient shared support functions. In view of its continuing strong cash flow and surplus liquidity, the company is to return US$334 million to shareholders by way of a special dividend.

Hongkong Land's balance sheet was strengthened by a substantial revaluation of its investment properties, and profits rose as earnings from residential sales more than offset continuing negative rent reversions. The company has taken advantage of the attraction of Hong Kong's Central District to build market share, while at the same time maximizing the value in its core portfolio with innovative developments. The full benefits of this strategy, however, will not be felt until 2006 and 2007 as although the commercial property market is firming it will take time for rents to return to pre-recession levels. Regular investment in its retail portfolio has also enabled the company to benefit from the growth in retail spending in Hong Kong. The company is now looking to expand its grade A commercial and retail expertise in other markets in Asia, such as Singapore and Bangkok. In parallel with investing in its commercial and retail assets, the company has also been growing a residential business in Hong Kong and Mainland China.

Mandarin Oriental benefited from increased travel, although its development programme again affected immediate profitability. Its strategy is of a long-term nature, but its luxury brand has now become well established in international markets, and considerably better returns are anticipated over the next few years. Progress has been made towards achieving its goal of operating 10,000 rooms in key destinations and of being recognized as one of the world's leading luxury hotel groups. The group's latest US properties in New York and Washington D.C. are now fully opened, and in 2004 management contracts were announced for hotels in Paris, Prague, Chiang Mai in Thailand and Riviera Maya in Mexico. With 21 hotels in operation and a further five hotels under development, Mandarin Oriental now comprises a geographically diversified portfolio of almost 8,000 rooms.

Jardine Lloyd Thompson ('JLT'), a 32%-owned affiliate of Jardine Matheson, saw its earnings fall in sterling terms due to a combination of adverse factors that resulted in a marked reduction in the profitability of its risk and insurance business, although its contribution rose on translation into dollars. The company's underlying businesses remain strong, and with its recognized position in the industry there are opportunities for expansion at a time of turmoil in insurance markets arising from legal action by the New York Attorney General. Towards the end of the year, JLT acquired majority holdings in broking companies in Mexico, Colombia and Peru.

Shareholdings

Strong balance sheets and healthy cash flows, supplemented by the proceeds from disposals, allowed the Group to consolidate its holdings in the shares of Group companies without inhibiting capital expenditure programmes or dividend increases. Accordingly, further purchases and repurchases of shares were made during the year in line with the established strategy of allocating resources to such activity when this can be accomplished on attractive terms. Jardine Strategic's attributable interests are now 53% in Jardine Matheson, 79% in Dairy Farm, 43% in Hongkong Land, 60% in Jardine Cycle & Carriage and 75% in Mandarin Oriental. Jardine Matheson and Jardine Strategic have both repurchased their own shares, and Jardine Matheson has also continued to acquire shares in Jardine Strategic where its shareholding now stands at 79%.

People

Norman Lyle will retire as Finance Director on 31st March 2005, and I would like to express our appreciation for his valuable contribution to the development of the Group. James Riley has been appointed Chief Financial Officer with effect from 1st April 2005.

Prospects

The good results in 2004 were due in part to stronger markets in Asia, but also reflect the improvements that have taken place within the Group's businesses in recent years. Most of these are successful leaders in their chosen market sectors and are actively building upon their respective positions. The prospects for 2005 are promising, although it will not be easy to repeat the high levels of growth in earnings per share achieved in recent years.

Henry Keswick
Chairman

1st March 2005


Jardine Strategic

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property projects elsewhere in Asia. (43%)


Dairy
Farm

A listed pan-Asian retail group operating some 2,900 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (79%)


MANDARIN ORIENTAL
THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 26 deluxe and first class hotels worldwide, including five under development. (75%)


Jardine Cycle & Carriage

A leading Singapore-listed group with interests comprising: a 48% strategic stake in Astra, a leading Indonesian conglomerate; motor trading; and property development. (60%)

(Attributable interests of Jardine Strategic as at 14th March 2005)


Jardine Matheson

An Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 79% stake in Jardine Strategic. (53%)

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in Asia. (100%)


Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia and the United Kingdom. (100%)


JARDINE LLOYD THOMPSON
Group plc

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 14th March 2005)

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Hongkong Land, Dairy Farm, Mandarin Oriental and Jardine Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Bermuda and Singapore.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

Segmental Information

Underlying Profit and Shareholders' Funds

	Underlying profit attributable to shareholders				Shareholders' funds[†]			
			Restated				Restated	
	2004		2003		**2004**		2003	
	US$m	%	US$m	%	US$m	%	US$m	%
Jardine Matheson*	**66**	***16***	50	*18*	**581**	***13***	506	*16*
Hongkong Land	**83**	***21***	76	*27*	**2,231**	***50***	1,434	*46*
Dairy Farm	**128**	***32***	91	*32*	**592**	***13***	394	*13*
Mandarin Oriental	**13**	***3***	7	*2*	**851**	***19***	622	*20*
Jardine Cycle & Carriage	**165**	***41***	95	*33*	**786**	***17***	530	*17*
Other holdings	**8**	***2***	12	*4*	**271**	***6***	260	*9*
Corporate	**(59)**	***(15)***	(47)	*(16)*	**(806)**	***(18)***	(656)	*(21)*
	404	***100***	284	*100*	**4,506**	***100***	3,090	*100*

[†]The Group's financial statements are prepared under International Financial Reporting Standards which do not permit leasehold interests in land, other than in respect of investment properties, to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests held for the Group's 'own use', nor how management measures the performance of the Group. Accordingly, shareholders' funds have been adjusted to take into account the market value of all of the Group's leasehold interests.

*Excluding Jardine Strategic and its subsidiary undertakings and associates.

Market Value Basis Net Assets

	2004		2003	
	US$m	%	US$m	%
Jardine Matheson	**1,380**	***18***	1,100	*22*
Hongkong Land	**2,546**	***33***	1,594	*32*
Dairy Farm	**2,540**	***32***	1,763	*35*
Mandarin Oriental	**554**	***7***	368	*7*
Jardine Cycle & Carriage	**1,294**	***17***	598	*12*
Other holdings	**271**	***3***	260	*5*
Corporate	**(803)**	***(10)***	(656)	*(13)*
	7,782	***100***	5,027	*100*
Net asset value per share (US$)	**12.80**		8.09	

'Market value basis net assets' are calculated based on the market price of the Company's holdings, with the exception of the holding in Jardine Matheson which has been calculated by reference to the market value of US$9,427 million *(2003: US$5,502 million)* less the market value of Jardine Matheson's interest in the Company.

Net asset value per share is calculated on 'market value basis net assets' of US$7,782 million *(2003: US$5,027 million)* and on 608 million *(2003: 622 million)* shares outstanding at the year end which excludes the Company's share of the shares held by Jardine Matheson of 437 million *(2003: 425 million)* shares.

Jardine Matheson is a holding company with extensive operations in trading and services through Jardine Pacific; distribution, sales and service of motor vehicles through Jardine Motors Group; and specialist insurance broking through Jardine Lloyd Thompson. Through its holding in Jardine Strategic, it has interests in the other Group companies.

	2004 US$m	2003 US$m	Change %
Revenue	**8,970**	8,390	7
Underlying profit attributable to shareholders	**394**	305	30
Underlying earnings per share (US¢)	**112.20**	83.08	35
Adjusted net asset value per share (US$)	**11.08**	7.32	51

Jardine Matheson's principal businesses performed well in 2004 enabling the company to report record earnings and net assets per share. Underlying profit rose 30% to US$394 million in 2004. On a per share basis, underlying earnings rose 35% to US¢112.20, enhanced by the effect of share repurchases. Adjusted net assets per share rose 51% to US$11.08, due mainly to property revaluations.

- **Jardine Pacific's** businesses benefited from strong economic growth in 2004, particularly in Hong Kong, and underlying profit rose 22% to US$94 million. Shareholders' funds were reduced by 18% to US$326 million following distributions of US$211 million. The return on average shareholders' funds, excluding non-recurring items, rose to 26%.

  HACTL produced another excellent result as the Pearl River Delta generated record cargo volumes, and Jardine Aviation also benefited from increased activity at the Hong Kong International Airport. Jardine Shipping increased its contribution as rates firmed. Gammon had a difficult year culminating in a net loss, and a slow construction market in Hong Kong also led to a lower contribution from Jardine Schindler. Jardine Engineering Corporation's result rose following restructuring and better returns from its operations in Hong Kong, Thailand and the Philippines. Jardine OneSolution's working capital management improved further, but earnings were flat. Jardine Restaurants achieved an excellent result with all territories producing increased store margins and turnover, although its earnings will be significantly lower in 2005 following the sale of its Hawaiian operations in December. The group's other interests performed in line with expectations.

  During the year, Jardine Pacific sold its interests in UTL, an inland container terminal in Taiwan, Caterpillar dealerships in Taiwan and Hawaii, Pizza Hut and Taco Bell franchises in Hawaii, its remaining wines and spirits interests, and its shares in Pacific Basin.

- **Jardine Motors'** underlying net profit from continuing businesses was steady at US$36 million. In addition, the overall results benefited from a US$46 million repayment of value added tax in the United Kingdom following a successful industry test-case.


161
171
242
305
394
00
01
02
03
04

Jardine Matheson Underlying Profit Attributable to Shareholders (US$ million)


7.90
7.16
6.65
7.32
11.08
00
01
02
03
04

Jardine Matheson Adjusted Net Asset Value per Share (US$)

The group made disposals in the United Kingdom and the United States, and rationalized its Southeast Asian interests with the sale of its stakes in PT Tunas Ridean in Indonesia and Cycle & Carriage Bintang in Malaysia to Group affiliate, Jardine Cycle & Carriage. Jardine Motors' activities are now in Hong Kong, Mainland China and the United Kingdom.

In Hong Kong, Zung Fu performed relatively well as the new car market improved and its aftersales remained strong. In the first year of its exclusive Hyundai passenger car franchise in Hong Kong costs were incurred in the promotion of the brand. In Southern China, the Mercedes-Benz distribution joint venture, Southern Star, achieved higher sales in a difficult market, while Zung Fu's service centres continued their improving performance.

In the United Kingdom, dealership operations showed a modest improvement, and its vehicle leasing business had another good year. The overall results were enhanced by the strength of sterling. The group has recognized a net pension deficit of US$60 million through reserves in line with revised accounting policies. Future exposure has been restricted, and the balance sheet impact was partly mitigated by the US$46 million tax repayment. The franchise reorganization in the United Kingdom is now largely complete, but the cost of integrating recent acquisitions and a more difficult market may restrain growth in profitability in the near term.

- **Jardine Lloyd Thompson's** turnover rose by 9% in 2004 to £468 million, up 12% at constant rates of exchange. Profit before tax, exceptional items and goodwill amortization was £100 million, compared to £111 million in 2003. The figures for both periods reflect the adoption of revised UK accounting standards. A combination of factors led to the reduction in earnings, including a marked second half reduction in the profitability of JLT's Risk Solutions business. The results, however, benefited from good performances in most of JLT's retail and employee benefits operations.

JLT's revenues from Risk & Insurance grew by 10% to £384 million, although the trading environment proved difficult as the insurance market softened at a faster rate than had been anticipated. This, coupled with lower reinsurance revenues in the United Kingdom and the United States and weakness of the US dollar, had a significant impact on overall profitability. Elsewhere in the United Kingdom, and in Australasia, Canada and Brazil, JLT achieved good growth. The results for 2004 reflect only a marginal effect of the developments in Latin America where, in December, JLT acquired majority holdings in insurance and reinsurance broking companies, initially focusing on Mexico, Colombia and Peru.

Revenue from Employee Benefits grew by 9% to £83 million. The business in the United Kingdom continued to make progress, while in the United States there was modest underlying growth in revenue, and profitability also improved due to continued cost control.

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property projects elsewhere in Asia.

	2004 US$m	2003 US$m	Change %
Operating profit excluding non-recurring items	**268**	256	5
Underlying profit attributable to shareholders	**197**	174	13
Adjusted net asset value per share* (US$)	**2.73**	1.89	44

*Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties


230
213
192
174
197
00
01
02
03
04
Underlying Profit Attributable to Shareholders (US$ million)


2.91
2.72
2.22
1.89
2.73
00
01
02
03
04
Adjusted Net Asset Value per Share (US$)

Hongkong Land's underlying earnings rose by 13% to US$197 million. Net rental income fell by 6% as negative reversions continued to work through the group's Hong Kong office portfolio despite a market recovery, although the retail component rose by 9%. The lower income from Hongkong Land's commercial business was, however, more than offset by profits from residential sales. With improving rents and falling yields on capital transactions, the external valuation of the group's investment property portfolio increased by 32% in the year to 31st December 2004. Under IFRS, a surplus, before the provision for tax, of US$1,701 million was credited to group profit, producing a net profit of US$1,688 million for 2004.

The take-up of new office stock in Hong Kong's Central District led to a rebound in office rents in 2004. The retail market, which had recovered earlier than the office sector, continued to perform well as local consumer spending added to the beneficial effect of increased tourist arrivals. Hongkong Land is continuing to invest in its core commercial assets against a background of an improving cycle in the Hong Kong office and retail property markets. It is currently developing additional retail and office space and a luxury hotel in the Landmark complex to be managed by Mandarin Oriental, with phased completion during 2005 and 2006. Provided the current positive trend is maintained, rental reversions should begin to enhance earnings within the next 12 months.

The office market in Singapore also began to recover, albeit more slowly than in Hong Kong, and the group's joint-venture development at One Raffles Quay has pre-committed its first tenants. In the residential sector, Hongkong Land completed sales of most of the second phase of Central Park in Beijing, while in Hong Kong most of its residential units have been sold and handed over to buyers. The group intends to grow this business, although future earnings from residential sales will fluctuate as the scale of completions varies from year to year.

Dairy Farm, a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates some 2,900 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.

	2004 US$m	2003 US$m	Change %
Sales from continuing operations including associates	**5,116**	4,499	14
Underlying profit attributable to shareholders	**165**	128	29
Cash flows from operating activities	**305**	269	14

Dairy Farm achieved good growth in sales and earnings in 2004 as it continued the successful strategy of concentrating on developing retail operations in Asia. Growth was assisted by an improved economic climate, and acquisitions made in recent years also contributed significantly to its performance. Sales, including associates, increased by 14% to US$5 billion and underlying profit rose by 29% to US$165 million. The net profit of US$251 million was enhanced by exceptional gains of US$86 million arising from disposals, predominantly the sale of the group's Hong Kong ice manufacturing business and several surplus properties. Benefiting from the asset sales, the group returned to a net cash position by the year end. In view of its continuing strong cash flow and surplus liquidity, the company is to return US$334 million to shareholders by way of a special dividend.


3,483
3,714
3,965
4,499
5,116
00
01
02
03
04
Sales from Continuing Operations including Associates (US$ million)

In Southeast Asia, sales rose by 27% and profits by 43%. The acquisition of Shop N Save in late 2003 contributed to a substantial increase in sales and earnings in Singapore, complementing good performances from the other major banners. Organic store growth and maturing acquisitions also led to a strong year in Malaysia. The group's direct shareholding in its Indonesian listed affiliate, PT Hero Supermarket Tbk, was increased from 12% to 33% through a tender offer in January 2005, and a further 25% interest is held through exchangeable bonds. Hero expanded its Giant hypermarket business in 2004 and took further steps to improve the performance of its supermarkets.

In North Asia, growth was achieved in most businesses as sales for the Region increased by 8% and operating profit rose by 42%. In Hong Kong, all banners produced higher profits against a background of improved sentiment and economic conditions. In contrast, markets in Taiwan and Korea were less buoyant, although generally satisfactory results were achieved. In Southern China, the expansion of 7-Eleven continued and the operations of Mannings' health and beauty stores began in the last quarter. The development of the IKEA franchise gained momentum, with new stores in both Hong Kong and Taiwan, and further developments planned for 2005. Dairy Farm's restaurant associate, Maxim's, reported improved results in Hong Kong and continues to expand in China.


8
33
102
128
165
00
01
02
03
04
Underlying Profit Attributable to Shareholders (US$ million)

Mandarin Oriental is an international hotel investment and management group with a portfolio of 26 deluxe and first class hotels worldwide, including five under development. The listed company holds equity in many of its hotels.

	2004 US$m	2003 US$m	Change %
Combined total revenue of hotels under management	**667**	541	23
Profit before interest and tax	**56**	29	93
Cash flows from operating activities	**47**	28	66

A sustained recovery in global travel benefited most of the Mandarin Oriental's hotels in 2004. In its Hong Kong, London, New York and Bangkok properties, higher occupancy levels led to better revenues and profit margins. The group's new hotels in New York and Washington D.C. were well received in 2004, although they will take time to realize their full potential.


473
528
548
541
667
00
01
02
03
04

Combined Total Revenue by Geographical Area (US$ million)


Europe
North America
Southeast Asia
Hong Kong & Macau

Mandarin Oriental reported earnings before interest, tax, depreciation and amortization for 2004 of US$99 million, after some US$11 million pre-opening costs and initial operating losses in Washington D.C. This compares with US$69 million in 2003, which included a US$16 million business interruption insurance claim offset by some US$8 million pre-opening costs and initial operating losses. In addition, the 2004 result benefited from a US$10 million partial write-back of an impairment against the Kuala Lumpur hotel. Profit attributable to shareholders in 2004 increased to US$28 million, up from US$3 million in 2003; excluding depreciation on hotel buildings it would have been US$40 million in 2004, up from US$13 million in 2003. The company has resumed dividend payments.

Mandarin Oriental's development strategy has gathered momentum with most of its recently announced hotels being management contracts, thus requiring limited capital contributions and demonstrating the growing strength of the brand. The group is moving steadily towards its target of at least 10,000 rooms in major cities and resort destinations around the world, with over 7,000 currently in operation and a further 700 under development. Four new hotels were announced in 2004: the management of Hotel Royal Monceau in Paris was assumed in June; a new resort in Northern Thailand opened in mid-December; a resort will open on the Riviera Maya in Mexico in early 2006; and a new hotel will be opened in Prague in the first half of 2006.


38
31
46
29
56
00
01
02
03
04

Profit Before Interest and Tax (US$ million)

Of its current developments, The Landmark Mandarin Oriental, Hong Kong will open in the third quarter of 2005, and Mandarin Oriental, Tokyo is now due to open before the end of 2005. Work has begun on Mandarin Oriental, Boston, which is expected to open in 2007. The Oriental, Singapore is nearing completion of its major renovation, and a US$110 million renovation programme for Mandarin Oriental, Hong Kong is to be undertaken beginning at the end of 2005.

Jardine Cycle & Carriage is a leading Singapore-listed group with interests comprising: a 48% strategic stake in Astra, a leading Indonesian conglomerate; sales and service of motor vehicles; and property development.

	2004 US$m	2003 US$m	Change %
Revenue	**1,500**	1,384	8
Underlying profit attributable to shareholders	**294**	186	58
Shareholders' funds	**1,269**	967	31

Jardine Cycle & Carriage recorded strong growth in underlying profit in 2004, up 58% at US$294 million. This growth was primarily due to Astra's contribution increasing 56% to US$224 million; enhanced by JC&C's increased shareholding which now stands at 48%. A change in the basis of profit recognition of property development also had a positive effect. Underlying earnings per share rose 37%, a lower rate of increase due to the effect of a rights issue in late 2003.

Astra experienced strong consumer demand in Indonesia, and the launch of new models stimulated growth in its motor businesses. There was also progress in its finance, palm oil and heavy equipment activities. Astra has now resumed its strategic development with investments in both existing and new businesses, while also making selective disposals. Astra's shareholding in United Tractors was increased to 56% through supporting its rights issue and market purchases. The refinancing together with gains on disposals, including Berau Coal, have strengthened United Tractors' balance sheet. Astra also increased its interest in Astra Agro Lestari, its quoted palm oil subsidiary, to 80%, and disposed of its remaining stake in the telecom operation, Pramindo. At the year end Astra expanded its financial services interests in partnership with Standard Chartered Bank when each acquired direct shareholdings of 32% in Bank Permata.


1,764
1,444
1,214
1,384
1,500
00*
01*
02
03
04
Revenue (US$ million)
*Reported under Singapore GAAP

JC&C's directly held motor operations produced an underlying profit of US$35 million, 3% down on 2003 which had included the write-back of warranty provisions. The trading profit benefited from the first contribution from 37%-held PT Tunas Ridean, a final contribution from Australia and growth in Singapore, where its exclusive Mercedes-Benz retail franchise has been extended to 2010. There was a decline in Malaysia, where its stake in Cycle & Carriage Bintang was increased by 12% to 59%, and the loss of the contribution from New Zealand following the sale of that business in mid-year for a gain of US$26 million.

Underlying profit from property activities was US$48 million, compared with a restated US$15 million in 2003. A change in accounting policy now requires revenue and profit on property developments to be recognized on full completion. The group's property activities are being refocused on higher yielding residential development and a number of investment properties were sold, including 78 Shenton Way by MCL Land for some US$88 million. MCL Land is to pay a special dividend to return surplus funds to shareholders, which will benefit JC&C by some US$73 million.


97
68
120
186
294
00*
01*
02
03
04
Underlying Profit Attributable to Shareholders (US$ million)
*Reported under Singapore GAAP

Financial Review

Accounting Policies

In 2004, the Group early adopted a number of International Financial Reporting Standards ('IFRS') and revised International Accounting Standards ('IAS'). This has resulted in the Group changing its accounting policies on share-based payments, goodwill, non-current assets held for sale and defined benefit pension plans.

IFRS 2 – Share-based Payment requires a charge to profit and loss in respect of share options granted to employees. In accordance with IFRS 3 – Business Combinations, the Group ceased amortization of goodwill from 1st January 2004 and is now required to review goodwill annually for impairment. Non-current assets held for sale and related liabilities are now classified as current assets and liabilities. The Group has elected the option permitted under the amended IAS 19 – Employee Benefits to recognize actuarial gains and losses in full in the year in which they occur in the consolidated statement of recognized income and expense.

Following a clarification by the International Financial Reporting Interpretations Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy to recognize profit on the sale of properties under development only upon delivery of the completed properties instead of by reference to the percentage of completion.

The Group continues to encourage the International Accounting Standards Board to revise standards where they do not produce financial reporting results which reflect the economic substance of business activities. In this respect, it is not believed that the current requirement to provide deferred tax on the revaluation surplus on leasehold investment properties is appropriate in jurisdictions in which there is no capital gains tax. Similarly, the Group believes that it is inconsistent not to allow certain leasehold own use properties, such as hotels, which have characteristics similar to investment properties to be revalued for financial reporting purposes.

Results

Underlying earnings per share increased 45% to US¢65.66 reflecting a 42% increase in underlying profit and enhanced by the effect of increased holding by Jardine Matheson in the Company during the year. Including a repayment of value added tax in Jardine Matheson relating to vehicles sold in the United Kingdom in earlier years, underlying earnings per share increased by 53% to US¢69.54. The overall result was enhanced by a surplus on the revaluation of investment properties in Hongkong Land.

	2004 US$m	2003 US$m
Operating cash flow of subsidiary undertakings	**403**	372
Dividends from Jardine Matheson	**105**	93
Dividends from associates and joint ventures	**145**	140
Operating activities	**653**	605
Capital expenditure and investments	**(339)**	(622)
Cash flow before financing	**314**	(17)

Summarized Cash Flow

Underlying operating profit increased by 46%, mainly due to significantly improved performance by Dairy Farm and higher contribution from Jardine Cycle & Carriage due to recognition of profit on completion of properties under development. The underlying profit contribution from Jardine Matheson increased due to strong performances in Jardine Pacific and Jardine Motors Group. The Group's share of the underlying results of associates and joint ventures increased by 38%, mainly due to a good performance by Astra.

The underlying effective tax rate for the year was 24%, compared with 26% in 2003.

The overall profit attributable to shareholders for the year was US$1,122 million, and earnings per share were US¢182.46.

Dividends

The Board is recommending a final dividend of US¢10.40 per share giving a total dividend of US¢15.20 per share for the year. The final dividend is payable in cash with a scrip alternative.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$653 million, an improvement of

US$48 million on the previous year mainly due to improvements in the operating profit of Dairy Farm and Jardine Cycle & Carriage. Capital expenditure for the year before disposals amounted to US$695 million and included US$148 million for the purchase of tangible assets, of which US$93 million related to Dairy Farm, and an investment of US$466 million in increasing shareholdings in Group companies.

During the year, the Company repurchased 0.2% of its own shares through market transactions at a cost of US$12 million.

Asset Valuation

As described above, the Group's share of the surplus arising from the revaluation of investment properties in Hongkong Land amounted to US$611 million, which has been credited to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in an attributable net surplus of US$28 million, which was recognized in reserves.

The value of the Group's other investments were remeasured at their fair values at the year end resulting in an attributable net surplus of US$55 million, which was recognized in reserves.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk whilst seeking to enhance yield.

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.


6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

Net Debt and Total Equity*
(US$ million)
*Adjusted to take into account the market value of all of the Group's leasehold interests

Net Debt
Total Equity

Funding

At the year end, undrawn committed facilities exceeded US$950 million. In addition, the Group had available liquid funds in excess of US$700 million. Overall, net borrowings decreased by US$108 million to US$1,328 million, representing 23% of total equity, as adjusted to reflect the market value of the Group's leasehold own use properties that cannot be recorded in the financial statements under IFRS. Overall the Group's funding arrangements are designed to keep an appropriate balance between equity and debt, both short and long term, to give flexibility and to develop the business.

Norman Lyle
Finance Director

1st March 2005

Directors' Profiles

Henry Keswick

CHAIRMAN

Mr. Henry Keswick joined the Board in 1988 and became Chairman in 1989. He is chairman of Jardine Matheson, having first joined the group in 1961, and is a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall

MANAGING DIRECTOR

Mr. Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976 and was previously the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

Jenkin Hui

Mr. Hui joined the Board in 1999. He is a director of Hongkong Land, Jardine Matheson, Central Development and a number of property and investment companies.

P.L.A. Jamieson

Mr. Jamieson was appointed to the Board in 1990. He joined the Robert Fleming group in 1961 and was managing director of Jardine Fleming in Hong Kong between 1969 and 1975. He retired as deputy chairman of Robert Fleming in 1998. He is a director of Carlisle Companies.

Brian Keelan

Mr. Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Cycle & Carriage, Jardine Matheson, Mandarin Oriental and MCL Land; and a commissioner of Astra. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Simon Keswick*

Mr. Simon Keswick joined the Board in 1986. He joined the Jardine Matheson group in 1962 and is chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Matheson. He is also a director of Hanson and The Fleming Mercantile Investment Trust.

Dr George C.G. Koo

Dr Koo, a Fellow of the Royal College of Surgeons, joined the Board in 1996. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Dairy Farm.

R.C. Kwok* JP

Mr. Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

C.G.R. Leach*

Mr. Leach joined the Board in 1987. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

*Member of the Audit Committee

Company Secretary and Registered Office

C.H. Wilken
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2004

	Note	2004 US$m	Restated 2003 US$m
Revenue	1	**5,793**	5,059
Cost of sales		**(4,282)**	(3,796)
Gross profit		**1,511**	1,263
Other operating income		**170**	75
Selling and distribution costs		**(956)**	(871)
Administration expenses		**(272)**	(234)
Other operating expenses		**(76)**	(64)
Operating profit	2	**377**	169
Financing charges	3	**(83)**	(75)
Share of results of Jardine Matheson	4	**54**	66
Share of results of associates and joint ventures excluding change in fair value of investment properties		**428**	301
Increase/(decrease) in fair value of investment properties		**611**	(322)
Share of results of associates and joint ventures	5	**1,039**	(21)
Profit before tax		**1,387**	139
Tax	6	**(51)**	(34)
Profit for the year		**1,336**	105
Attributable to:			
Shareholders of the Company	29	**1,122**	(13)
Minority interests		**214**	118
		1,336	105
		US¢	US¢
Earnings/(loss) per share	7		
– basic		**182.46**	(2.03)
– diluted		**182.10**	(2.31)

Consolidated Balance Sheet

at 31st December 2004

	Note	2004 US$m	Restated 2003 US$m
Net operating assets			
Intangible assets	8	357	220
Tangible assets	9	1,216	1,260
Investment properties	10	31	232
Leasehold land payments	11	423	427
Investment in Jardine Matheson	12	600	528
Associates and joint ventures	13	3,697	2,386
Other investments	14	300	304
Deferred tax assets	15	20	27
Pension assets	16	70	52
Other non-current assets	17	–	15
Non-current assets		6,714	5,451
Properties for sale	18	286	424
Stocks		493	508
Debtors and prepayments	19	343	293
Current tax assets		12	8
Bank balances and other liquid funds	20	702	418
		1,836	1,651
Non-current assets classified as held for sale	21	148	–
Current assets		1,984	1,651
Creditors and accruals	22	(1,158)	(1,183)
Current borrowings	23	(451)	(292)
Current tax liabilities		(53)	(38)
Current provisions	24	(19)	(21)
		(1,681)	(1,534)
Liabilities directly associated with non-current assets classified as held for sale	21	(1)	–
Current liabilities		(1,682)	(1,534)
Net current assets		302	117
Long-term borrowings	23	(1,579)	(1,562)
Deferred tax liabilities	15	(109)	(106)
Pension liabilities	16	(7)	(6)
Non-current provisions	24	–	(6)
Other non-current liabilities	25	(26)	(13)
		5,295	3,875
Total equity			
Share capital	27	52	52
Share premium and capital reserves	28	1,317	1,328
Revenue and other reserves	29	3,804	2,452
Own shares held	31	(904)	(867)
Shareholders' funds		4,269	2,965
Minority interests	32	1,026	910
		5,295	3,875

Approved by the Board of Directors

Percy Weatherall
Norman Lyle
Directors

1st March 2005

Consolidated Statement of Recognized Income and Expense

for the year ended 31st December 2004

	2004 US$m	Restated 2003 US$m
Surpluses/(deficits) on revaluation of properties	63	(7)
Gains on revaluation of other investments	54	117
Actuarial gains on defined benefit pension plans	27	77
Net exchange translation differences	(27)	81
(Losses)/gains on cash flow hedges	(6)	10
Tax on items taken directly to equity	(27)	(12)
Net income recognized directly in equity	84	266
Transfer to profit and loss on disposal and impairment of other investments	71	1
Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures	25	6
Transfer to profit and loss in respect of cash flow hedges	3	–
Profit for the year	1,336	105
Total recognized income and expense for the year	1,519	378
Attributable to:		
Shareholders of the Company	1,292	213
Minority interests	227	165
	1,519	378

Consolidated Cash Flow Statement

for the year ended 31st December 2004

	Note	2004 US$m	Restated 2003 US$m
Operating activities			
Operating profit		377	169
Interest income		(12)	(14)
Depreciation and amortization	*33(a)*	131	134
Other non-cash items	*33(b)*	(57)	51
Decrease in working capital	*33(c)*	63	138
Interest received		14	9
Interest and other financing charges paid		(70)	(86)
Tax paid		(43)	(29)
		403	372
Dividends from Jardine Matheson		105	93
Dividends from associates and joint ventures		145	140
Cash flows from operating activities		653	605
Investing activities			
Purchase of subsidiary undertakings	*33(d)*	(120)	(277)
Purchase of associates and joint ventures	*33(e)*	(404)	(184)
Repayment of amounts due to associates		–	(78)
Repayment of amounts due to Jardine Matheson		–	(17)
Purchase of other investments		(13)	(2)
Purchase of tangible assets		(148)	(181)
Purchase of leasehold land		(10)	–
Sale of subsidiary undertakings	*33(f)*	68	7
Sale of associates and joint ventures		17	15
Sale of other investments	*33(g)*	38	49
Sale of tangible assets		18	40
Sale of investment properties		138	6
Sale of leasehold land		77	–
Cash flows from investing activities		(339)	(622)
Financing activities			
Repurchase of shares		(12)	–
Capital contribution from minority shareholders		8	65
Grants received		–	4
Drawdown of borrowings		1,062	423
Repayment of borrowings		(909)	(580)
Dividends paid by the Company		(154)	(152)
Dividends paid to minority shareholders		(31)	(112)
Cash flows from financing activities		(36)	(352)
Effect of exchange rate changes		9	(3)
Net increase/(decrease) in cash and cash equivalents		287	(372)
Cash and cash equivalents at 1st January		415	787
Cash and cash equivalents at 31st December	*33(h)*	702	415

Principal Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2004, the Group early adopted the following IFRS which are relevant to its operations:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 19 (amended 2004)	Employee Benefits
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the consolidated profit and loss account. The Group applies IFRS 2 to share options granted after 7th November 2002 and not vested as of 1st January 2004, and charges the cost of share options to the consolidated profit and loss account. The comparative figures for 2003 have been restated to reflect the change in policy.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years, and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

The Group has changed its accounting policy for defined benefit pension plans to recognize actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense as permitted by IAS 19 (amended 2004). Previously, actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets, were recognized in the consolidated profit and loss account over the average remaining service lives of employees. The comparative figures for 2003 have been restated to reflect the change in policy.

Following a clarification by the International Financial Reporting Interpretations Committee on the recognition of revenue on pre-completion contracts for the sale of residential development properties, the Group has changed its accounting policy for properties for sale to recognize profit on the sale of properties under development only upon delivery of the completed properties. Previously, the Group had recognized profit by reference to the percentage of completion. The comparative figures for 2003 have been restated to reflect the change in policy.

There are no changes in accounting policy that affect profit or shareholders' funds resulting from the adoption of IFRS 4 and IAS 39 (amended 2004) as the Group was already following the recognition and measurement principles in those standards.

	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Decrease in profit attributable to shareholders	**(1)**	–
Decrease in basic earnings per share (US¢)	**(0.21)**	(0.07)
Decrease in diluted earnings per share (US¢)	**(0.21)**	(0.07)
The adoption of IFRS 3 resulted in:		
Increase in total equity at 1st January	**151**	–
The change in accounting policy for defined benefit pension plans resulted in:		
Increase in profit for the year	**5**	8
Increase in profit attributable to shareholders	**5**	8
Decrease in total equity at 1st January	**(69)**	(137)
Increase in basic earnings per share (US¢)	**0.76**	1.24
Increase in diluted earnings per share (US¢)	**0.76**	1.24
The change in accounting policy for properties for sale resulted in:		
Increase/(decrease) in revenue	**201**	(63)
Increase/(decrease) in profit for the year	**37**	(15)
Increase/(decrease) in profit attributable to shareholders	**14**	(5)
Decrease in total equity at 1st January	**(39)**	(23)
Increase/(decrease) in basic earnings per share (US¢)	**2.31**	(0.82)
Increase/(decrease) in diluted earnings per share (US¢)	**2.31**	(0.82)

The consolidated financial statements are presented in United States Dollars, which is the functional currency of the Company.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 6 to 11.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) and (c), its associates and joint ventures and its investment in Jardine Matheson. Subsidiary undertakings are entities over which the Group has the power to govern the financial and operating policies. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated.

(b) Associates are entities, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) The Company has a 53% interest in its ultimate holding company, Jardine Matheson Holdings Ltd. The results of Jardine Matheson are included on the equity basis of accounting. The cost of and related income arising from shares held in the Company by Jardine Matheson are eliminated from shareholders' funds and profit respectively.

(d) Minority interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(e) The results of entities other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1st January 2003 are treated as assets and liabilities of the foreign entity and translated into United States Dollars at the rate of exchange ruling at the year end.

Impairment

Assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Intangible Assets

(a) Goodwill represents the excess of the cost of an acquisition and the fair value of the Group's share of the net identifiable assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary undertaking, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognized directly in the consolidated profit and loss account. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.

(b) Intangible assets other than goodwill are stated at cost less accumulated amortization. Amortization is calculated on the straight line basis to allocate the cost of intangible assets over their estimated useful lives.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used where open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

Buildings	up to $4\frac{4}{5}\%$
Surface, finishes and services of hotel properties	$3\frac{1}{3} - 25\%$
Leasehold improvements	over period of the lease
Plant and machinery	$5 - 33\frac{1}{3}\%$
Furniture, equipment and motor vehicles	$6\frac{2}{3} - 33\frac{1}{3}\%$

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account.

Biological Assets

Biological assets included in plantations owned by an associate are measured at each balance sheet date at their fair values, representing the present value of expected net cash flows from the biological assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Changes in fair values are recorded in the consolidated profit and loss account.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the period of the lease.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Properties for Sale

Properties under development are stated at cost less provision for foreseeable losses. Completed properties are stated at the lower of cost and net realizable value.

Stocks

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in current borrowings.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee Benefits

(a) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses are recognized in full in the year in which they occur, outside profit or loss, in the consolidated statement of recognized income and expense.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

(b) Share-based compensation

The Group operates a number of employee share option schemes. The fair value of the employee services received in exchange for the grant of the options in respect of shares in Group companies is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated profit and loss account.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account.

Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by Jardine Matheson. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of Jardine Matheson, subsidiary undertakings, associates or joint ventures.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below.

(a) Tangible fixed assets and depreciation
Freehold land and buildings, and the building component of owner-occupied leasehold properties are valued every three years by independent valuers. In the intervening years the Group reviews the carrying values and adjustment is made where there has been a material change. In arriving at the valuation of land and buildings, assumptions and economic estimates have to be made.

Management determines the estimated useful lives and related depreciation charges for the Group's tangible fixed assets. Management will revise the depreciation charge where useful lives are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

(b) Investment properties
The fair values of investment properties are determined by independent valuers on an open market for existing-use basis calculated on the net income allowing for reversionary potential.

In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalization rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(c) Impairment of assets
The Group tests annually whether goodwill and other assets that have indefinite useful lives suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

The guidance of IAS 39 (amended 2004) is followed in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

(d) Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(e) Pension obligations
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plans assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions.

1 Revenue

	2004 US$m	2003 US$m
By business:		
Dairy Farm	**3,956**	3,457
Mandarin Oriental	**337**	218
Jardine Cycle & Carriage	**1,500**	1,384
	5,793	5,059
By geographical location of customers:		
Australia	**16**	309
Continental Europe	**42**	12
Hong Kong and Mainland China	**2,124**	1,959
New Zealand	**83**	165
North America	**63**	31
Northeast Asia	**446**	394
Southeast Asia	**2,960**	2,142
United Kingdom	**59**	47
	5,793	5,059

Jardine Strategic is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Operating Profit

	2004 US$m	2003 US$m
By business:		
Dairy Farm	262	129
Mandarin Oriental	44	34
Jardine Cycle & Carriage	83	10
	389	173
Corporate and other interests	(12)	(4)
	377	169
The following items have been charged/(credited) in arriving at operating profit:		
Amortization of goodwill on acquisition of subsidiary undertakings	–	12
Depreciation of tangible assets	129	120
Amortization of leasehold land payments	2	2
Operating expenses arising from investment properties	5	6
Cost of stocks and properties for sale recognized as expense	4,276	3,788
Employee benefit expense		
– salaries and benefits in kind	541	425
– defined benefit pension plans *(refer note 16)*	9	12
– defined contribution pension plans	15	16
	565	453
Operating leases		
– minimum lease payments	306	263
– contingent rents	1	2
– subleases	(10)	(8)
	297	257
Net foreign exchange losses/(gains)	1	(7)
Interest income	(12)	(14)
Income from other investments	(12)	(13)
Rental income		
– investment properties	(13)	(19)
– other	(16)	(10)
	(29)	(29)

3 Financing Charges

	2004 US$m	2003 US$m
Interest expense		
– bank loans and advances	41	52
– bonds and other loans	29	29
	70	81
Fair value loss/(gain) on cash flow hedges and hedges of net investments in foreign entities	12	(6)
Interest and fees capitalized	(2)	(3)
Commitment and other fees	3	3
	83	75

4 Share of Results of Jardine Matheson

	2004 US$m	2003 US$m
Share of results excluding change in fair value of investment properties	41	62
Increase in fair value of investment properties	13	4
	54	66

Results are shown after tax and minority interests and included US$24 million relating to value added tax recovery in Jardine Motors Group and a transfer from reserves on impairment of a listed investment *(refer note 7)*. In 2003, results are also shown after amortization of goodwill.

5 Share of Results of Associates and Joint Ventures

	2004 US$m	2003 US$m
By business:		
Hongkong Land	111	80
Dairy Farm	21	18
Mandarin Oriental	13	(1)
Jardine Cycle & Carriage	283	204
	428	301
Increase/(decrease) in fair value of investment properties		
– Hongkong Land	611	(314)
– other	–	(8)
	1,039	(21)

Results are shown after tax and minority interests, and after including excess of fair value of net assets acquired over cost of acquisition of US$1 million. In 2003, results are also shown after amortization of goodwill.

6 Tax

	2004 US$m	2003 US$m
Current tax		
– charge for the year	53	37
– over provision in prior years	(1)	(6)
Deferred tax	(1)	3
	51	34
By geographical area:		
Australasia	3	4
Continental Europe	1	–
Hong Kong and Mainland China	11	4
North America	1	–
Northeast Asia	3	3
Southeast Asia	32	24
United Kingdom	–	(1)
	51	34
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	71	24
Income not subject to tax	(38)	(5)
Expenses not deductible for tax purposes	25	20
Tax losses not recognized	12	8
Temporary differences not recognized	2	5
Utilization of previously unrecognized tax losses	(10)	(12)
Utilization of previously unrecognized temporary differences	(2)	–
Deferred tax liabilities written back	(5)	–
Recognition of previously unrecognized deferred tax losses	(6)	(4)
Over provision in prior years	(1)	(6)
Withholding tax	5	2
Changes in tax rates	(1)	4
Other	(1)	(2)
	51	34

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Earnings Per Share

Basic earnings per share is calculated on profit attributable to shareholders of US$1,122 million *(2003: loss of US$13 million)* and on the weighted average number of 615 million *(2003: 627 million)* shares in issue during the year.

Diluted earnings per share is calculated on profit attributable to shareholders of US$1,120 million *(2003: loss of US$15 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of Jardine Matheson, subsidiary undertakings, associates or joint ventures.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below:

		2004			2003	
		Basic earnings per share	Diluted earnings per share		Basic earnings per share	Diluted earnings per share
	US$m	US¢	US¢	US$m	US¢	US¢
Underlying profit	**404**	**65.66**	**65.33**	284	45.33	45.06
Value added tax recovery in Jardine Matheson	**24**			–		
Underlying profit including value added tax recovery	**428**	**69.54**	**69.22**	284	45.33	45.06
Increase/(decrease) in fair value of investment properties	**616**			(321)		
Other adjustments	**78**			24		
	694			(297)		
Profit/(loss) attributable to shareholders	**1,122**	**182.46**	**182.10**	(13)	(2.03)	(2.31)

7 Earnings Per Share *(continued)*

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	2004 US$m	2003 US$m
Increase/(decrease) in fair value of investment properties		
– Hongkong Land	611	(314)
– Jardine Matheson	13	4
– other	(8)	(11)
	616	(321)
Sale and closure of businesses		
– Hawaiian restaurant operations	9	–
– Pizza Hut South China	–	4
– Asia Container Terminals	25	–
– Hong Kong Ice & Cold Storage	11	–
– United States motor operations	8	6
– French motor operations	1	(6)
– New Zealand motor operations	14	–
– Australian motor operations	–	(4)
– PT Toyota-Astra Motor	9	10
– other	5	–
	82	10
Asset impairment		
– Hongkong Land	1	3
– listed investment†	(58)	–
– port facilities	(13)	–
– Mandarin Oriental, Kuala Lumpur	7	–
	(63)	3
Restructuring of businesses		
– Edaran Otomobil Nasional	12	–
– French insurance broking associate	–	5
– other	(2)	–
	10	5
Realization of exchange losses*	(4)	–
Revaluation deficit on properties and provision for onerous leases	(2)	(1)
Fair value gain on biological assets	1	5
Fair value gain/(loss) on options embedded in Jardine Matheson Guaranteed Bonds	4	(1)
Sale of leasehold properties	52	–
Sale of investments	(3)	5
Negative goodwill on acquisition of an associate	1	–
Debt buyback in an associate	–	3
Adjustments for depreciation, amortization and deferred tax#	–	(5)
	694	(297)

†Transfer from reserves on impairment of investment in J.P. Morgan Chase shares in Jardine Matheson.

*Arising on repatriation of capital from a foreign subsidiary undertaking of Jardine Matheson.

#Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

8 Intangible Assets

	Goodwill US$m	Negative goodwill US$m	Net US$m
2004			
Net book value at 1st January	291	(71)	220
Effect of adopting IFRS 3	–	71	71
	291	–	291
Additions	66	–	66
Net book value at 31st December	**357**	–	**357**
Cost	357	–	357
Impairment	–	–	–
	357	–	**357**
2003			
Net book value at 1st January	187	(61)	126
Exchange differences	2	–	2
Fair value adjustments	(9)	–	(9)
Additions	126	(13)	113
Amortization	(15)	3	(12)
Net book value at 31st December	291	(71)	220
Cost	336	(82)	254
Amortization and impairment	(45)	11	(34)
	291	(71)	220

The Directors have performed an impairment review of the carrying amount of goodwill at 31st December 2004 and have concluded that no impairment is required. For the purposes of impairment testing goodwill acquired has been allocated to individual cash-generating units which are reviewed for impairment based on forecast operating performance and cash flows. Cash flow projections are based on budgets prepared on the basis of assumptions reflective of the prevailing market conditions, and are discounted appropriately.

Cost of goodwill at 31st December 2004 is shown after netting off accumulated amortization at 31st December 2003.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002, principally due to adjustments to the value of properties and biological assets in an associate.

9 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improve-ments US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2004						
Net book value at 1st January	463	388	140	149	120	1,260
Exchange differences	22	11	(1)	3	3	38
New subsidiary undertakings	–	–	1	1	–	2
Additions	18	2	42	44	44	150
Subsidiary undertakings disposed of	(4)	–	–	(1)	(2)	(7)
Disposals	–	–	(1)	(6)	(3)	(10)
Depreciation charge	(6)	(12)	(36)	(37)	(38)	(129)
Net revaluation surplus/(deficit)	39	(4)	–	–	–	35
Classified as non-current assets held for sale	(106)	(16)	(1)	–	–	(123)
Net book value at 31st December	**426**	**369**	**144**	**153**	**124**	**1,216**
Cost or valuation	433	425	401	387	422	2,068
Depreciation and impairment	(7)	(56)	(257)	(234)	(298)	(852)
	426	**369**	**144**	**153**	**124**	**1,216**
2003						
Net book value at 1st January	393	291	152	118	105	1,059
Exchange differences	38	4	1	2	2	47
Fair value adjustments	1	4	–	–	–	5
New subsidiary undertakings	21	96	8	15	9	149
Additions	47	1	30	49	40	167
Subsidiary undertakings disposed of	–	–	–	(1)	–	(1)
Disposals	(35)	–	(6)	(2)	(3)	(46)
Depreciation charge	(2)	(8)	(45)	(32)	(33)	(120)
Net book value at 31st December	463	388	140	149	120	1,260
Cost or valuation	465	416	397	367	384	2,029
Depreciation and impairment	(2)	(28)	(257)	(218)	(264)	(769)
	463	388	140	149	120	1,260

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. The Directors have reviewed the carrying value at 31 December 2003 and 2004 and, as a result, a net surplus of US$35 million *(2003: nil)* has been taken directly to property revaluation reserves. The amount attributable to the Group, after tax and minority interests, is US$26 million.

Freehold properties include a hotel property of US$116 million *(2003: US$103 million)*, which is stated net of a grant of US$32 million *(2003: US$33 million)*.

Certain of the land and buildings are pledged as security for borrowings *(refer note 23)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$736 million *(2003: US$815 million)*.

Of the assets classified as held for sale, US$16 million related to assets sold during the year which included leasehold properties and Hong Kong Ice and Cold Storage in Dairy Farm. Details of assets which remain unsold at 31st December 2004 are described in note 21.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

10 Investment Properties

	Freehold properties US$m	Leasehold properties US$m	Total US$m
2004			
Net book value at 1st January	116	116	232
Exchange differences	–	1	1
Disposals	(13)	–	(13)
Net revaluation deficit	(1)	(20)	(21)
Classified as non-current assets held for sale	(78)	(90)	(168)
Net book value at 31st December	**24**	**7**	**31**
2003			
Net book value at 1st January	127	132	259
Exchange differences	–	2	2
New subsidiary undertakings	1	7	8
Disposals	(6)	–	(6)
Net revaluation deficit	(6)	(25)	(31)
Net book value at 31st December	116	116	232

Of the properties classified as held for sale, US$127 million related to properties held by Jardine Cycle & Carriage which were sold during the year. Details of properties which remain unsold at 31st December 2004 are described in note 21.

11 Leasehold Land Payments

	2004 US$m	2003 US$m
Net book value at 1st January	**427**	399
Exchange differences	**5**	1
Fair value adjustments	**–**	(1)
New subsidiary undertakings	**–**	12
Additions	**9**	18
Amortization	**(2)**	(2)
Classified as non-current assets held for sale	**(16)**	–
Net book value at 31st December	**423**	427

The leasehold land classified as held for sale related to those held by Dairy Farm which were sold during the year.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

12 Investment in Jardine Matheson

	2004 US$m	2003 US$m
Share of attributable net assets including own shares held	1,302	1,253
Less own shares held *(refer note 31)*	(904)	(867)
Share of attributable net assets	398	386
Goodwill on acquisition	202	142
	600	528
Market value	4,972	2,845
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	455	393
– change in accounting policy for defined benefit pension plans	(75)	(103)
– adjustment in an associate*	6	–
– as restated	386	290
Effect of adopting IFRS 3	8	–
	394	290
Net exchange translation differences		
– amount arising in year	5	7
– disposal of foreign entities	8	2
Share of dividends of the Company *(refer note 30)*	63	60
Share of results after tax and minority interests	54	74
Dividends received	(105)	(93)
Share of employee share options granted	1	–
Share of property revaluation	(1)	(4)
Share of deferred tax on property revaluation	1	1
Share of actuarial gain on defined benefit pension plans	8	32
Share of deferred tax on actuarial gain on defined benefit pension plans	(2)	(1)
Share of fair value gain on financial instruments	7	60
Share of fair value loss/(gain) transferred to profit and loss	61	1
Change in holding	1	(5)
Transfer to goodwill	(60)	(25)
Change in own shares held	(37)	(13)
At 31st December	398	386
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	142	125
Additions	60	25
Amortization	–	(8)
Net book value at 31st December	202	142

*Reversal of the negative carrying amount in respect of Jardine Lloyd Thompson's investment in a French associate which is not permitted under IFRS. The negative carrying amount arose from the receipt of a distribution from the French associate following its restructuring in 2003.

13 Associates and Joint Ventures

	2004 US$m	2003 US$m
Listed associates		
– Astra	943	489
– Hongkong Land	2,220	1,506
– The Oriental Hotel (Thailand)	57	54
– other	46	27
	3,266	2,076
Unlisted associates	258	243
	3,524	2,319
Joint ventures	79	75
Share of attributable net assets	3,603	2,394
Goodwill on acquisition		
– positive	64	33
– negative	–	(72)
	64	(39)
Amounts due from associates and joint ventures	30	31
	3,697	2,386
Market value of listed associates	4,654	2,554

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

	2004 US$m	2003 US$m
Non-current assets	5,097	3,917
Current assets	1,874	1,291
Current liabilities	(1,061)	(666)
Non-current liabilities	(2,117)	(2,040)
Share of total equity	3,793	2,502
Attributable to minority interests	(190)	(108)
Share of attributable net assets	3,603	2,394
Revenue	3,085	2,332
Profit/(loss) after tax and minority interests	1,039	(21)
Capital commitments	101	72
Contingent liabilities	72	91

13 Associates and Joint Ventures *(continued)*

	2004 US$m	2003 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	**2,400**	2,415
– change in accounting policy for defined benefit pension plans	**(1)**	(2)
– change in accounting policy for properties for sale	**(5)**	(3)
– as restated	**2,394**	2,410
Net exchange translation differences		
– amount arising in year	**(50)**	40
Fair value adjustments	**–**	16
Share of results after tax and minority interests	**1,039**	(23)
Dividends received	**(145)**	(140)
Share of property revaluation	**29**	(3)
Share of deferred tax on property revaluation	**(14)**	(1)
Share of actuarial gain on defined benefit pension plans	**1**	2
Share of deferred tax on actuarial gain on defined benefit pension plans	**–**	(1)
Share of fair value (loss)/gain on financial instruments	**(1)**	11
Share of deferred tax on fair value loss on financial instruments	**1**	–
Reclassification as subsidiary undertakings	**–**	(67)
Additions and change in holding	**373**	199
Disposals	**(18)**	(48)
Other movements	**(6)**	(1)
At 31st December	**3,603**	2,394
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**(39)**	(68)
Effect of adopting IFRS 3	**72**	–
	33	(68)
Net exchange translation differences	**(2)**	–
Additions	**33**	27
Amortization	**–**	2
Net book value at 31st December	**64**	(39)

Amounts due from associates and joint ventures at 31st December 2004 included a loan to Mandarin Oriental, New York of US$30 million *(2003: US$30 million)*.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

Mandarin Oriental, Geneva and Cycle & Carriage Bintang became subsidiary undertakings during 2003. Accordingly, the Group's share of attributable net assets and unamortized goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

14 Other Investments

The Group's other investments are available-for-sale financial assets and are shown at fair value.

	2004 US$m	2003 US$m
Listed investments		
– Edaran Otomobil Nasional	42	91
– EON Capital	49	–
– The Bank of N.T. Butterfield	64	62
– other	53	57
	208	210
Unlisted investments	92	94
	300	304
Movements for the year:		
At 1st January	304	253
Exchange differences	–	2
New subsidiary undertakings	–	24
Additions	14	3
Disposals	(63)	(14)
Capital repayment	–	(17)
Net revaluation surplus	45	53
At 31st December	300	304

15 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2004					
At 1st January					
– as previously reported	(20)	(73)	24	(5)	(74)
– change in accounting policy for defined benefit plans	–	–	–	(7)	(7)
– change in accounting policy for properties for sale	–	–	–	2	2
– as restated	(20)	(73)	24	(10)	(79)
Exchange differences	1	2	(1)	–	2
Credited to consolidated profit and loss account	3	6	(8)	–	1
Charged to equity	–	(10)	–	(3)	(13)
At 31st December	**(16)**	**(75)**	**15**	**(13)**	**(89)**
2003					
At 1st January					
– as previously reported	(10)	(63)	15	(6)	(64)
– change in accounting policy for defined benefit plans	–	–	–	6	6
– as restated	(10)	(63)	15	–	(58)
Exchange differences	–	1	–	–	1
Fair value adjustments	–	–	–	(3)	(3)
New subsidiary undertakings	(1)	(3)	1	–	(3)
Change in attributable interests	–	(2)	–	(1)	(3)
Charged to consolidated profit and loss account	(9)	(3)	8	1	(3)
Charged to equity	–	(3)	–	(7)	(10)
At 31st December	(20)	(73)	24	(10)	(79)

	2004 US$m	2003 US$m
Analysis of net book value:		
Deferred tax assets	**20**	27
Deferred tax liabilities	**(109)**	(106)
	(89)	(79)

15 Deferred Tax Assets/(Liabilities) *(continued)*

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$47 million *(2003: US$46 million)* arising from unused tax losses of US$181 million *(2003: US$219 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$124 million have no expiry date and the balance will expire at various dates up to and including 2019.

Deferred tax liabilities of US$1 million *(2003: US$1 million)* on temporary differences associated with investments in subsidiary undertakings of US$4 million *(2003: US$5 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

16 Pension Plans

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and Southeast Asia. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2004 Weighted average %	2003 Weighted average %
Discount rate applied to pension obligations	**5.4**	5.5
Expected return on plan assets	**5.9**	6.0
Future salary increases	**4.8**	4.9

The expected return on plan assets is determined based on the expected long-term average returns on global equities of 6% to 9% per annum and global bonds of 3.5% to 5.5% per annum, and the long-term benchmark allocation of assets between equities and bonds in each plan.

The amounts recognized in the consolidated balance sheet are as follows:

	2004 US$m	2003 US$m
Fair value of plan assets	**190**	167
Present value of funded obligations	**(122)**	(117)
	68	50
Present value of unfunded obligations	**(5)**	(4)
Net pension assets	**63**	46
Analysis of net pension assets:		
Pension assets	**70**	52
Pension liabilities	**(7)**	(6)
	63	46

16 Pension Plans *(continued)*

	2004 US$m	2003 US$m
Movements in the fair value of plan assets:		
At 1st January	167	125
Exchange differences	–	1
Expected return on plan assets	10	9
Actuarial gains	13	28
Contributions from sponsoring companies	8	11
Contributions from plan members	1	1
Benefits paid	(9)	(10)
Transfer from other plans	–	2
At 31st December	190	167
Movements in the present value of obligations:		
At 1st January	(121)	(121)
Exchange differences	–	(1)
Current service cost	(13)	(14)
Interest cost	(6)	(7)
Contributions from plan members	(1)	(1)
Actuarial gains	5	15
Benefits paid	9	10
Transfer from other plans	–	(2)
At 31st December	(127)	(121)

16 Pension Plans *(continued)*

The analysis of the fair value of plan assets at 31st December is as follows:

	2004 US$m	2003 US$m
Equity instruments	**143**	128
Debt instruments	**43**	36
Other assets	**4**	3
	190	167

The five year history of experience adjustments is as follows:

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Fair value of plan assets	**190**	167	125	133	155
Present value of obligations	**(127)**	(121)	(121)	(99)	(96)
Surplus	**63**	46	4	34	59
Experience adjustments on plan assets	**12**	28	(21)	(24)	(12)
Percentage of plan assets (%)	*7*	*17*	*17*	*18*	*8*
Experience adjustments on plan obligations	**5**	9	8	(1)	12
Percentage of plan obligations (%)	*4*	*7*	*6*	*1*	*13*

The estimated amount of contributions expected to be paid to the plans in 2005 is US$8 million.

The amounts recognized in the consolidated profit and loss account are as follows:

	2004 US$m	2003 US$m
Current service cost	**13**	14
Interest cost	**6**	7
Expected return on plan assets	**(10)**	(9)
	9	12
Actual surplus on plan assets in the year	**23**	37

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

17 Other Non-current Assets

	2004 US$m	2003 US$m
Hire purchase debtors	–	1
Loans to a minority shareholder of a subsidiary undertaking	–	13
Interest rate swaps	–	1
	–	15

18 Properties for Sale

	2004 US$m	2003 US$m
Properties under development		
– land and development costs	277	406
– interest capitalized	2	3
– other expenses capitalized	7	3
	286	412
Completed properties	–	12
	286	424

The interest rate used to determine the amount of borrowing costs capitalized ranged from 1.0% to 3.8% *(2003: 1.1% to 3.8%)*.

19 Debtors and Prepayments

	2004 US$m	2003 US$m
Trade debtors	133	87
Provision for doubtful debts	(8)	(4)
Trade debtors – net	125	83
Prepayments	26	23
Amounts due from Jardine Matheson	2	2
Amounts due from associates and joint ventures	71	76
Rental and other deposits	65	58
Other	54	51
	343	293

20 Bank Balances and Other Liquid Funds

	2004 US$m	2003 US$m
Deposits with banks and financial institutions	599	319
Bank and cash balances	103	99
	702	418

The weighted average interest rate on deposits with banks and financial institutions is 2.1% *(2003: 1.2%)*.

21 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	2004 US$m
Tangible assets	107
Investment properties	41
Total assets	148
Creditors and accruals	(1)
Total liabilities	(1)

Tangible assets held for sale comprised of Dairy Farm's property portfolio in Malaysia, the sale of which is expected to be completed in 2005 at an amount not materially different from the carrying value. Investment properties held for sale comprised of Jardine Cycle & Carriage's land and buildings in Malaysia of which US$37 million related to a property which was sold in January 2005.

22 Creditors and Accruals

	2004 US$m	2003 US$m
Trade creditors	720	675
Accruals	348	318
Amounts due to Jardine Matheson	7	5
Amounts due to associates and joint ventures	11	12
Deposits accepted	22	31
Interest rate swaps and forward foreign exchange contracts	4	6
Advances from customers	33	121
Other	13	15
	1,158	1,183

23 Borrowings

	2004		2003	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
– bank overdrafts	–	–	3	3
– other bank advances	412	412	213	213
	412	412	216	216
Current portion of long-term borrowings				
– bank	24	25	76	76
– 6.75% Convertible Bonds due 2005	15	16	–	–
	39	41	76	76
	451	453	292	292
Long-term borrowings				
– bank	1,265	1,266	1,235	1,235
– 6.375% Guaranteed Bonds due 2011	296	345	295	341
– 6.75% Convertible Bonds due 2005	–	–	14	16
– other	18	18	18	18
	1,579	1,629	1,562	1,610
	2,030	2,082	1,854	1,902

	2004 US$m	2003 US$m
Secured	525	548
Unsecured	1,505	1,306
	2,030	1,854
Due dates of repayment:		
Within one year	451	292
Between one and two years	109	32
Between two and five years	729	884
Beyond five years	741	646
	2,030	1,854

23 Borrowings *(continued)*

Currency:	Fixed rate borrowings Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2004					
Euro	6.0	3.7	17	–	17
Hong Kong Dollar	2.6	3.0	230	205	435
Malaysian Ringgit	3.8	1.9	26	61	87
New Taiwan Dollar	1.8	1.8	11	16	27
Singapore Dollar	2.0	1.4	64	546	610
Swiss Franc	3.0	27.0	2	26	28
United Kingdom Sterling	6.1	1.3	34	88	122
United States Dollar	5.1	7.2	313	381	694
Other	4.4	–	5	5	10
			702	**1,328**	**2,030**
2003					
Euro	5.8	4.7	16	–	16
Hong Kong Dollar	2.8	2.7	232	178	410
Malaysian Ringgit	5.0	2.9	26	80	106
New Taiwan Dollar	2.7	2.7	10	12	22
Singapore Dollar	1.7	1.1	83	438	521
Swiss Franc	3.2	8.0	15	25	40
United Kingdom Sterling	5.2	2.3	31	87	118
United States Dollar	4.9	8.1	312	292	604
Other	5.7	–	–	17	17
			725	1,129	1,854

The 6.375% Guaranteed Bonds with nominal value of US$300 million due 2011 were issued by a wholly-owned subsidiary undertaking of the Company and are guaranteed by the Company. The bonds will mature on 8th November 2011.

The 6.75% Convertible Bonds with nominal value of US$76 million due 2005 were issued by Mandarin Oriental. The bonds were convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2004, US$61 million *(2003: US$61 million)* of the bonds were held by the Company and the carrying amount of US$61 million *(2003: US$60 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2004 included US$485 million *(2003: US$468 million)* which were secured against Mandarin Oriental's tangible fixed assets, and US$40 million *(2003: US$74 million)* which were secured against Jardine Cycle & Carriage's assets.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

24 Provisions

	2004 US$m	2003 US$m
At 1st January	27	26
Exchange differences	1	5
Additional provisions	7	17
New subsidiary undertakings	–	8
Subsidiary undertakings disposed of	(1)	(13)
Unused amounts reversed	–	(7)
Utilized	(15)	(9)
At 31st December	19	27
Current	19	21
Non-current	–	6
	19	27

Provisions included principally closure cost provisions and motor vehicle warranties, which are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

25 Other Non-current Liabilities

	2004 US$m	2003 US$m
Interest rate swaps and caps, and forward foreign exchange contracts	25	9
Other creditors due after more than one year	1	4
	26	13

26 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2004			
By business:			
Dairy Farm	154	1,395	(930)
Mandarin Oriental	32	1,167	(73)
Jardine Cycle & Carriage	41	803	(173)
	227	3,365	(1,176)
Corporate and other interests	–	2	(35)
	227	**3,367**	**(1,211)**
By geographical area:			
Australia	1	21	(3)
Continental Europe	4	143	(7)
Hong Kong and Mainland China	70	932	(508)
North America	40	366	(28)
Northeast Asia	22	164	(103)
Southeast Asia	89	1,446	(517)
United Kingdom	1	293	(10)
	227	3,365	(1,176)
Corporate and other interests	–	2	(35)
	227	**3,367**	**(1,211)**
Segment assets/(liabilities)		3,367	(1,211)
Investment in Jardine Matheson		600	–
Associates and joint ventures		3,697	–
Unallocated assets/(liabilities)		1,034	(2,192)
Total assets/(liabilities)		**8,698**	**(3,403)**

26 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2003			
By business:			
Dairy Farm	255	1,321	(861)
Mandarin Oriental	167	1,013	(70)
Jardine Cycle & Carriage	45	1,095	(278)
	467	3,429	(1,209)
Corporate and other interests	–	2	(20)
	467	3,431	(1,229)
By geographical area:			
Australia	1	21	(8)
Continental Europe	89	128	(7)
Hong Kong and Mainland China	40	900	(462)
New Zealand	2	51	(10)
North America	129	307	(31)
Northeast Asia	41	136	(89)
Southeast Asia	164	1,654	(593)
United Kingdom	1	232	(9)
	467	3,429	(1,209)
Corporate and other interests	–	2	(20)
	467	3,431	(1,229)
Segment assets/(liabilities)		3,431	(1,229)
Investment in Jardine Matheson		528	–
Associates and joint ventures		2,386	–
Unallocated assets/(liabilities)		757	(1,998)
Total assets/(liabilities)		7,102	(3,227)

Capital expenditure comprises of additions of intangible assets, tangible assets, investment properties and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

27 Share Capital

	2004 US$m	2003 US$m
Authorized:		
1,500,000,000 shares of US¢5 each	**75**	75
1,000,000 shares of US$800 each	**800**	800
	875	875

	Ordinary shares in millions 2004	Ordinary shares in millions 2003	2004 US$m	2003 US$m
Issued and fully paid shares of US¢5 each:				
At 1st January	**1,047**	1,047	**52**	52
Repurchased and cancelled	**(2)**	–	**–**	–
At 31st December	**1,045**	1,047	**52**	52

In 2004, the Company repurchased 2 million shares from the stock market at a cost of US$12 million which was dealt with by charging US$12 million to share premium.

28 Share Premium and Capital Reserves

	Share premium US$m	Capital reserves US$m	Total US$m
2004			
At 1st January	1,224	104	1,328
Value of employee services under share option schemes	–	1	1
Repurchase of shares *(refer note 27)*	(12)	–	(12)
At 31st December	**1,212**	**105**	**1,317**
2003			
At 1st January and 31st December	1,224	104	1,328

Capital reserves include US$104 million *(2003: US$104 million)* representing the share capital and share premium of Jardine Securities Limited, the holding company of the Group prior to the reorganization in 1987 when Jardine Strategic Holdings Limited became the new holding company and are non-distributable. The balance represents value of employee services under the Group's employee share option schemes.

29 Revenue and Other Reserves

	Revenue reserves US$m	Contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2004						
At 1st January						
– as previously reported	2,219	304	87	(16)	(63)	2,531
– change in accounting policy for defined benefit pension plans	(65)	–	–	–	(6)	(71)
– change in accounting policy for properties for sale	(14)	–	–	–	–	(14)
– adjustment in an associate *(refer note 12)*	5	–	–	–	1	6
– as restated	2,145	304	87	(16)	(68)	2,452
Effect of adopting IFRS 3	150	–	–	–	–	150
	2,295	304	87	(16)	(68)	2,602
Revaluation of properties						
– net revaluation surplus	–	–	44	–	–	44
– deferred tax	–	–	(16)	–	–	(16)
Revaluation of other investments						
– fair value gain	55	–	–	–	–	55
– transfer to profit and loss on disposals and impairment	72	–	–	–	–	72
– deferred tax	1	–	–	–	–	1
Defined benefit pension plans						
– actuarial gain	23	–	–	–	–	23
– deferred tax	(4)	–	–	–	–	(4)
Net exchange translation differences						
– amount arising in year	–	–	–	–	(14)	(14)
– transfer to profit and loss on disposals	–	–	–	–	12	12
Cash flow hedges						
– fair value loss	–	–	–	(5)	–	(5)
– transfer to profit and loss	–	–	–	3	–	3
Profit attributable to shareholders	1,122	–	–	–	–	1,122
Dividends *(refer note 30)*	(91)	–	–	–	–	(91)
Transfer	18	–	(18)	–	–	–
At 31st December	**3,491**	**304**	**97**	**(18)**	**(70)**	**3,804**
of which:						
Company	1,708	304	–	–	–	2,012
Associates and joint ventures	1,437	–	53	(8)	(65)	1,417

29 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2003						
At 1st January						
– as previously reported	2,219	304	92	(28)	(119)	2,468
– change in accounting policy for defined benefit pension plans	(128)	–	–	–	–	(128)
– change in accounting policy for properties for sale	(7)	–	–	–	–	(7)
– as restated	2,084	304	92	(28)	(119)	2,333
Revaluation of properties						
– net revaluation deficit	–	–	(7)	–	–	(7)
– deferred tax	–	–	(3)	–	–	(3)
Revaluation of other investments						
– fair value gain	116	–	–	–	–	116
– transfer to profit and loss on disposals	1	–	–	–	–	1
Defined benefit pension plans						
– actuarial gain	67	–	–	–	–	67
– deferred tax	(7)	–	–	–	–	(7)
Net exchange translation differences						
– amount arising in year	–	–	–	–	48	48
– transfer to profit and loss on disposals	–	–	–	–	3	3
Cash flow hedges						
– fair value gain	–	–	–	10	–	10
Loss attributable to shareholders	(13)	–	–	–	–	(13)
Dividends *(refer note 30)*	(92)	–	–	–	–	(92)
Change in attributable interests	(4)	–	–	–	–	(4)
Transfer	(7)	–	5	2	–	–
At 31st December	2,145	304	87	(16)	(68)	2,452
of which:						
Company	1,721	304	–	–	–	2,025
Associates and joint ventures	187	–	46	(9)	(29)	195

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$147 million *(2003: US$19 million)*, and actuarial loss on defined benefit pension plans of US$49 million *(2003: US$68 million)*.

Contributed surplus represents the excess in value of shares acquired in consideration for the issue of the Company's shares, over the nominal value of those shares issued. Under the Bye-Laws of the Company, the contributed surplus is distributable.

Property revaluation reserves are non-distributable in certain territories in which the Group operates.

30 Dividends

	2004 US$m	2003 US$m
Final dividend in respect of 2003 of US¢9.90 *(2002: US¢9.90)* per share	**104**	104
Interim dividend in respect of 2004 of US¢4.80 *(2003: US¢4.60)* per share	**50**	48
	154	152
Less Company's share of dividends paid on the shares held by Jardine Matheson	**(63)**	(60)
	91	92

A final dividend in respect of 2004 of US¢10.40 *(2003: US¢9.90)* per share amounting to a total of US$109 million *(2003: US$104 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by Jardine Matheson of US$45 million *(2003: US$42 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2005.

31 Own Shares Held

Own shares held represent the Company's share of the cost of 830 million *(2003: 823 million)* ordinary shares in the Company held by Jardine Matheson and are deducted in arriving at shareholders' funds.

32 Minority Interests

	2004 US$m	2003 US$m
By business:		
Dairy Farm	95	56
Mandarin Oriental	202	183
Jardine Cycle & Carriage	728	669
Other	1	2
	1,026	910
Movements for the year:		
At 1st January		
– as previously reported	934	924
– change in accounting policy for defined benefit pension plans	2	(10)
– change in accounting policy for properties for sale	(26)	(15)
– as restated	910	899
Effect of adopting IFRS 3	1	–
	911	899
Net exchange translation differences		
– amount arising in year	(13)	33
– disposal of businesses	13	3
New subsidiary undertakings	(14)	45
Attributable profit/(loss) and dividends	181	(24)
Revaluation of properties		
– net revaluation surplus	19	–
– deferred tax	(7)	–
Defined benefit pension plans		
– actuarial gain	4	10
– deferred tax	(1)	(2)
Fair value adjustments	–	10
Revaluation of other investments		
– fair value (loss)/gain	(1)	1
– transfer to profit and loss on disposals	(1)	–
Fair value loss on cash flow hedges	(1)	–
Capital contribution and change in attributable interests	(64)	(65)
At 31st December	1,026	910

Fair value adjustments in 2003 were in respect of the acquisition of Jardine Cycle & Carriage in 2002.

33 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortization	**2004** US$m	2003 US$m
By business:		
Dairy Farm	**90**	106
Mandarin Oriental	**31**	20
Jardine Cycle & Carriage	**10**	8
	131	134

(b) Other non-cash items	**2004** US$m	2003 US$m
By nature:		
(Profit)/loss on sale of subsidiary undertakings	**(41)**	5
Profit on sale of associates and joint ventures	**(1)**	–
Loss on sale of other investments	**11**	–
Loss on sale of tangible assets	**4**	2
Loss/(profit) on sale of investment properties	**2**	(2)
Profit on sale of leasehold land	**(62)**	–
Surplus on restructuring of Edaran Otomobil Nasional	**(12)**	–
Fair value loss on financial instruments	**–**	7
Change in provisions	**–**	7
Deficit on revaluation of investment properties	**21**	32
Realization of exchange losses on liquidation of a foreign subsidiary undertaking	**21**	–
Options granted under employee share option schemes	**1**	–
Scrip dividend from other investments	**(1)**	–
	(57)	51
By business:		
Dairy Farm	**(69)**	7
Mandarin Oriental	**1**	–
Jardine Cycle & Carriage	**13**	39
Corporate and other interests	**(2)**	5
	(57)	51

33 Notes to Consolidated Cash Flow Statement *(continued)*

(c) Decrease in working capital	2004 US$m	2003 US$m
Decrease/(increase) in properties for sale	150	(50)
(Increase)/decrease in stocks	(8)	12
(Increase)/decrease in debtors and prepayments	(45)	43
(Decrease)/increase in creditors and accruals	(35)	133
Increase in pension obligations	1	–
	63	138

(d) Purchase of subsidiary undertakings	2004 US$m	2003 US$m
Tangible assets	2	149
Investment properties	–	8
Leasehold land payments	–	12
Other investments	–	24
Current assets	1	133
Current liabilities	–	(154)
Deferred tax liabilities	–	(3)
Minority interests	15	(5)
Fair value at acquisition	18	164
Adjustment for minority interests	–	(40)
Share of fair value at acquisition	18	124
Goodwill attributable to subsidiary undertakings	10	60
Total consideration	28	184
Adjustment for deferred consideration and carrying value of associates and joint ventures	–	(67)
Cash and cash equivalents of subsidiary undertakings acquired	–	(28)
Net cash outflow	28	89
Purchase of shares in Dairy Farm	40	181
Purchase of shares in Mandarin Oriental	–	7
Purchase of shares in Jardine Cycle & Carriage	52	–
	120	277

Net cash outflow of US$28 million included Dairy Farm's store acquisitions of US$16 million and Jardine Cycle & Carriage's acquisition of an additional 12.3% interest in Cycle & Carriage Bintang of US$11 million.

Net cash outflow in 2003 of US$89 million included Dairy Farm's acquisition of Shop N Save of US$49 million and stores in Taiwan and Malaysia of US$37 million, and Mandarin Oriental's acquisition of an additional 46.3% interest in its Geneva hotel of US$23 million, net of cash and cash equivalents of US$21 million in Cycle & Carriage Bintang at 31st December 2003 when it became a subsidiary undertaking of Jardine Cycle & Carriage.

Revenue and operating loss since acquisition in respect of subsidiary undertakings acquired during the year amounted to US$15 million and US$1 million respectively. If the acquisitions had occurred on 1st January 2004, Group revenue and operating profit would have been US$5,856 million and US$376 million respectively.

(e) Purchase of associates and joint ventures included the Company's increased interest in Hongkong Land of US$55 million *(2003: US$35 million)*, and Jardine Cycle & Carriage's increased interest in Astra of US$319 million *(2003: US$135 million)* and its acquisition of 33.7% interest in PT Tunas Ridean of US$20 million.

33 Notes to Consolidated Cash Flow Statement *(continued)*

(f) Sale of subsidiary undertakings	2004 US$m	2003 US$m
Tangible assets	12	1
Leasehold land	1	–
Deferred tax assets	1	–
Current assets	51	56
Current liabilities	(31)	(50)
Long-term borrowings	(2)	–
Deferred tax liabilities	(1)	–
Net assets disposed of	31	7
Cumulative exchange translation differences	(4)	5
Profit/(loss) on disposal	41	(5)
Sale proceeds	68	7

Sale proceeds in 2004 of US$68 million included Dairy Farm's sale of Hong Kong Ice and Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$48 million.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$86 million and US$5 million respectively.

(g) Sale of other investments in 2004 included Mandarin Oriental's corporate investments of US$13 million and the Company's interest in Hap Seng Consolidated of US$20 million. Sale of other investments in 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

(h) Analysis of balances of cash and cash equivalents	2004 US$m	2003 US$m
Bank balances and other liquid funds *(refer note 20)*	702	418
Bank overdrafts *(refer note 23)*	–	(3)
	702	415

34 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

34 Financial Instruments *(continued)*

Derivative financial instruments

The fair values of derivative financial instruments at 31st December are as follows:

	2004		2003	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– forward foreign exchange contracts	–	1	–	–
– interest rate swaps and caps	–	9	1	9
Economic hedges of net investment in foreign entities				
– forward foreign exchange contracts	–	19	–	6

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2004 were US$915 million *(2003: US$890 million)*.

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps and caps

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2004 were US$585 million *(2003: US$540 million)*.

The due dates of interest rate swaps and caps at 31st December were as follows:

	2004 US$m	2003 US$m
Within one year	237	75
Between one and five years	298	355
Beyond five years	50	110
	585	540

At 31st December 2004, the fixed interest rates relating to interest rate swaps vary from 1.2% to 6.0% *(2003: 1.1% to 6.0%)*.

35 Commitments

	2004 US$m	2003 US$m
Capital commitments:		
Authorized not contracted	161	65
Contracted not provided	21	10
	182	75
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	271	252
– due between one and five years	381	402
– due beyond five years	490	484
	1,142	1,138

Total future sublease payments receivable relating to the above operating leases amounted to US$32 million *(2003: US$11 million)*.

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

36 Contingent Liabilities

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

37 Related Party Transactions

The ultimate holding company of the Group is Jardine Matheson Holdings Limited, a company incorporated in Bermuda. As at 31st December 2004, the Company held a 53% *(2003: 52%)* interest in Jardine Matheson.

In accordance with the Bye-Laws, Jardine Matheson Limited, a wholly-owned subsidiary undertaking of Jardine Matheson Holdings Limited, has been appointed General Manager of the Company, and during 2004 received fee income of US$23 million *(2003: US$13 million)* from the Company.

In March and August 2004, Jardine Cycle & Carriage Limited acquired from Jardine Motors Group Holdings Limited, a subsidiary undertaking of the Company's ultimate holding company, its entire 33.7% shareholding in PT Tunas Ridean and its 12.3% shareholding in Cycle & Carriage Bintang for a consideration of US$20 million and US$11 million respectively. The consideration was based on the market value of the shares when the transactions were agreed in February 2004.

Amounts of outstanding balances with associates and joint ventures are included in associates and joint ventures, debtors and prepayments, and creditors and accruals, as appropriate *(refer notes 13, 19 and 22)*.

Details of Directors' remuneration (being the short-term compensation of the key management personnel) are shown on page 69 under the heading of Directors' Appointment, Retirement, Remuneration and Service Contracts.

38 Post Balance Sheet Events

(a) In December 2004, Dairy Farm announced a tender offer for all the shares of its Indonesian associate, PT Hero Supermarket, that are not owned by Dairy Farm. The tender offer, which closed on 20th January 2005, resulted in Dairy Farm increasing its interest in PT Hero Supermarket from 12.2% to 32.6% at a total cost of approximately US$21 million. Dairy Farm already holds bonds which are currently exchangeable for a further 24.6% shareholding in the company.

(b) In January 2005, Mandarin Oriental announced that it had exercised a put option to require its partner to purchase its 40% interest in Kahala Mandarin Oriental, Hawaii for US$94 million, which includes the repayment of a US$10 million partnership debt owed to the group.

(c) On 23rd February 2005, US$75 million of Mandarin Oriental's 6.75% Convertible Bonds, including US$61 million held by the Company, were converted into 111 million ordinary shares of the company.

39 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2004 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities			Attributable interests 2004 %	2003 %	Nature of business
Dairy Farm International Holdings Ltd	Bermuda	USD	74,806,062	ordinary	79	78	Supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants
Hongkong Land Holdings Ltd*	Bermuda	USD	229,522,629	ordinary	43	42	Property development & investment and leasing & management
		USD	600,000,000	bonds due 2011	–	–	
		USD	500,000,000	bonds due 2014	–	–	
Jardine Cycle & Carriage Ltd	Singapore	SGD	333,591,874	ordinary	60	53	A 48% interest in PT Astra International Tbk; motor trading; and property development
Mandarin Oriental International Ltd	Bermuda	USD	43,904,576	ordinary	74	74	Hotel management & ownership
		USD	75,695,000	convertible bonds due 2005	80	80	

*Associate. All other companies are subsidiary undertakings.

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

The financial statements of Astra and Hongkong Land can be accessed through the internet at the companies' respective websites.

40 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

	2004 US$m	2003 US$m
Subsidiary undertakings	**1,629**	1,705
Investment in Jardine Matheson	**663**	663
Associates	**993**	939
Non-current assets	**3,285**	3,307
Current assets	**1**	1
Current liabilities	**(10)**	(7)
Net current liabilities	**(9)**	(6)
Net operating assets	**3,276**	3,301
Share capital *(refer note 27)*	**52**	52
Share premium *(refer note 28)*	**1,212**	1,224
Revenue and other reserves *(refer note 29)*	**2,012**	2,025
Shareholders' funds	**3,276**	3,301

Subsidiary undertakings, investment in Jardine Matheson and associates are shown at cost less amounts provided.

41 Corporate Cash Flow and Net Debt

	2004 US$m	2003 US$m
Dividends receivable		
Subsidiary undertakings	**68**	352
Jardine Matheson	**105**	93
Associates	**56**	56
Other holdings	**8**	12
	237	513
Less taken in scrip	**(14)**	(8)
	223	505
Other operating cash flows	**(48)**	(40)
Cash flows from operating activities	**175**	465
Investing activities		
Purchase of subsidiary undertakings	**(92)**	(90)
Purchase of associates	**(54)**	(35)
Purchase of other investments	**(11)**	–
Repayment of amounts due to associates	**–**	(78)
Repayment of amounts due to Jardine Matheson	**–**	(17)
Sale of other investments	**23**	38
Cash flows from investing activities	**(134)**	(182)
Financing activities		
Repurchase of shares	**(12)**	–
Dividends paid by the Company	**(154)**	(152)
Cash flows from financing activities	**(166)**	(152)
Effect of exchange rate changes	**(9)**	(5)
Net (increase)/decrease in net debt	**(134)**	126
Net debt at 1st January	**(641)**	(767)
Net debt at 31st December	**(775)**	(641)
Represented by:		
Bank balances and other liquid funds	**5**	70
6.375% Guaranteed Bonds due 2011	**(296)**	(295)
Other long-term borrowings	**(484)**	(416)
	(775)	(641)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

Independent Auditors' Report

To the members of Jardine Strategic Holdings Limited

We have audited the accompanying consolidated balance sheet of Jardine Strategic Holdings Limited and its subsidiaries ('the Group') as at 31st December 2004, and the related consolidated profit and loss account, cash flows, statement of recognized income and expense and related notes for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

PricewaterhouseCoopers LLP
London
United Kingdom

1st March 2005

Five Year Summary

Consolidated Profit and Loss Account

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Revenue	**5,793**	5,059	3,806	5,152	5,960
Profit/(loss) before tax	**1,387**	139	238	(135)	1,091
Tax	**(51)**	(34)	(13)	(14)	(15)
Profit/(loss) for the year	**1,336**	105	225	(149)	1,076
Profit/(loss) attributable to shareholders	**1,122**	(13)	64	(152)	1,127
Profit/(loss) attributable to minority interests	**214**	118	161	3	(51)
	1,336	105	225	(149)	1,076
Underlying profit attributable to shareholders	**404**	284	218	132	112
Earnings/(loss) per share (US¢)	**182.46**	(2.03)	9.97	(22.87)	134.61
Underlying earnings per share (US¢)	**65.66**	45.33	33.89	19.77	13.36
Dividends per share (US¢)	**15.20**	14.50	14.50	14.50	14.50

Consolidated Balance Sheet

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Intangible assets	**357**	220	126	92	98
Tangible assets	**1,216**	1,260	1,059	1,008	1,224
Investment properties	**31**	232	259	–	–
Leasehold land payments	**423**	427	399	362	348
Investment in Jardine Matheson	**600**	528	417	504	615
Associates and joint ventures	**3,697**	2,386	2,378	2,465	2,675
Other investments	**300**	304	253	499	485
Other non-current assets	**90**	94	39	49	76
Net current assets/(liabilities)	**302**	117	401	(34)	354
Long-term borrowings	**(1,579)**	(1,562)	(1,461)	(1,277)	(1,945)
Other non-current liabilities	**(142)**	(131)	(110)	(75)	(83)
Net operating assets	**5,295**	3,875	3,760	3,593	3,847
Shareholders' funds	**4,269**	2,965	2,861	3,126	3,425
Minority interests	**1,026**	910	899	467	422
Total equity	**5,295**	3,875	3,760	3,593	3,847
Net asset value per share (US$)*	**12.80**	8.09	4.95	4.88	5.07
Yearly change (%)	***58***	*63*	*1*	*(4)*	*27*

Consolidated Cash Flow Statement

	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Cash flows from operating activities	**653**	605	485	298	284
Cash flows from investing activities	**(339)**	(622)	(54)	202	(534)
Net cash flow before financing	**314**	(17)	431	500	(250)
Cash flow per share from operating activities (US¢)	**106.39**	96.51	75.33	44.75	33.97

Figures prior to 2004 have been restated to reflect changes in accounting policies for defined benefit pension plans and properties for sale. Figures for 2003 have also been restated to reflect the change in accounting policy for share-based payments.

Until 31st December 2003, goodwill was amortized on a straight line basis and negative goodwill was reported under intangible assets or included within associates and joint ventures, as appropriate. Prior to 2001, other investments were stated at cost less amounts provided.

*Based on the market price of the Company's holdings.

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable IFRS have been followed.

Code of Conduct

The Group conducts business in a professional, ethical and even-handed manner. Its ethical standards are clearly set out in the Jardine Matheson Code of Conduct, an important set of guidelines to which every Group employee must adhere. This Code requires that all Group companies comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct. It also requires that all managers must be fully aware of their obligations under the Code of Conduct and establish procedures to ensure compliance at all levels within their organizations. These requirements are reinforced and monitored across the Group by an annual compliance certification process.

Internal Controls and Accountability

The Board is responsible for maintaining proper accounting records and a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help safeguard its assets against fraud or other irregularities and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Audit Committee receives reports from the external auditors, reviews issues raised with regard to the interim and annual financial statements and receives regular reports from the internal audit function, which is outside the operating businesses and reports directly to the Audit Committee. The Audit Committee reviews the operation and effectiveness of the Group's internal controls and procedures. Representatives of the General Manager and the internal and external auditors attend the Audit Committee meetings by invitation.

The Group operating companies have in place organizational structures with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; for the assessment of risk; and for monitoring the companies' operations and performance. The information systems in place are designed to ensure that the financial information reported by these companies is reliable and up to date.

The implementation of the systems of internal financial control throughout the Group's operating companies is the responsibility of each companies' executive management: these systems are monitored by a series of audit committees which operate in each major business unit across the Group and the internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process to identify and evaluate business risks faced by each Group operating company and to monitor such risks.
- The use of internal controls self assessment questionnaires by the management of the major business units within the operating companies.
- Approval by the board of the respective Group operating company of annual revenue, expenditure and investment budgets.
- Agreed treasury policies including those for exposures to both currency and interests rates, and procedures for monitoring thereof.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the audit committees of the operating companies and their boards and, in turn, to the Company's Audit Committee and the Board.
- Post event reviews of major investments by the executive management of each operating companies.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee and a report is received from the external auditors. The external auditors also have access to the Board and the boards of the Group's operating companies.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Share Interests

The Directors of the Company as at 1st April 2005, being the date of this Report, had the interests set out below in the ordinary share capitals of the Company and its subsidiaries, Dairy Farm and Mandarin Oriental, and its holding company, Jardine Matheson at 31st December 2004. These interests were beneficial except where otherwise indicated.

	The Company	Dairy Farm	Mandarin Oriental	Jardine Matheson
Henry Keswick	–	–	–	11,412,758# 55,366*
Percy Weatherall	78,750	579,981	–	32,765,173# 227,072*
Brian Keelan	250,000	163,800	115,000	40,768
Simon Keswick	7,181 19,661*	66,087	19,858	9,249,822# 2,722,552*
Dr George C.G. Koo	136,283	37,483	37,825	21,103
R.C. Kwok	72,015	94,424	45,898	75,817
C.G.R. Leach	52,962	–	–	911,298

Non-beneficial.
#*Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.*

In addition:
(a) At 31st December 2004, Percy Weatherall and Brian Keelan held options in respect of 270,000 and 850,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

(b) At 31st December 2004, Henry Keswick, Percy Weatherall, Brian Keelan, Simon Keswick, R.C. Kwok and C.G.R. Leach had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under a trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 14th March 2005.

Directors' Appointment, Retirement, Remuneration and Service Contracts

On 31st March 2005, Norman Lyle retired from the Board. In accordance with Bye-Law 85, Brian Keelan and C.G.R. Leach retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one year or more or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2004, Directors' fees payable by the Company amounted to US$270,000 *(2003: US$210,000)*.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company that Jardine Matheson was interested indirectly in 834,101,747 ordinary shares representing 79.78% of the Company's current issued ordinary share capital. Apart from this shareholding, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 14th March 2005.

The Bermuda Takeover Code provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 6th May 2004, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

During the year JMH Investments Limited ('JMHI'), a wholly-owned subsidiary of Jardine Matheson, purchased in the market 7,029,500 ordinary shares in the Company for an aggregate consideration of US$37.6 million. As the Company's interest in Jardine Matheson is over 50%, JMHI is subject to the Company's share repurchase guidelines as agreed with the UK Listing Authority. The shares purchased represent 0.67% of the Company's issued ordinary share capital.

During the year the Company repurchased and cancelled 1,696,500 ordinary shares for an aggregate total cost of US$12.3 million. The ordinary shares, which were repurchased in the market, represented 0.16% of the Company's issued ordinary share capital.

Related Party Transactions

During the course of the year, the Company entered into the following transaction with a related party, as defined in the listing rules of the UK Listing Authority, which requires disclosure:
In March 2004, Jardine Cycle & Carriage Limited, a subsidiary of the Company, acquired from Jardine Motors Group Holdings Limited, a subsidiary of the Company's parent undertaking Jardine Matheson Holdings Limited, its entire 33.7% shareholding in PT Tunas Ridean. The consideration of US$19.8 million was based on the market value of the shares when the transaction was agreed in February 2004.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2005 Annual General Meeting to be held on 5th May 2005 are contained in the Notice of Meeting which accompanies this Report.

Shareholder Information

Financial Calendar

2004 full-year results announced	1st March 2005
Share registers closed	21st to 24th March 2005
2004 final dividend scrip election period closes	22nd April 2005
Annual General Meeting to be held	5th May 2005
2004 final dividend payable	11th May 2005
2005 half-year results to be announced	27th July 2005*
Share registers to be closed	22nd to 26th August 2005*
2005 interim dividend scrip election period closes	22nd September 2005*
2005 interim dividend payable	12th October 2005*

Subject to change

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 22nd April 2005. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 27th April 2005. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Group Offices

Company	Address	Contact	
Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile Email Website	(852) 2843 8288 (852) 2845 9005 jml@jardines.com www.jardines.com Percy Weatherall
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone Facsimile Email Website	(44 20) 7816 8100 (44 20) 7623 5024 rleach@matheson.co.uk www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone Facsimile Email	(852) 2579 2888 (852) 2856 9863 jpl@jardines.com Ben Keswick
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone Facsimile Email	(852) 2895 7218 (852) 2894 9956 jmg@jardines.com Y.K. Pang
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone Facsimile Email Website	(44 20) 7528 4444 (44 20) 7528 4500 info@jltgroup.com www.jltgroup.com Ken Carter
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone Facsimile Email Website	(852) 2842 8428 (852) 2845 9226 gpobox@hkland.com www.hkland.com Nicholas Sallnow-Smith
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone Facsimile Email Website	(852) 2299 1888 (852) 2299 4888 groupcomm@dairy-farm.com.hk www.dairyfarmgroup.com Ronald J. Floto
Mandarin Oriental Hotel Group International Ltd	7th Floor 281 Gloucester Road Causeway Bay Hong Kong	Telephone Facsimile Email Website	(852) 2895 9288 (852) 2837 3500 enquiries@mohg.com www.mandarinoriental.com Edouard Ettedgui
Jardine Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone Facsimile Email Website	(65) 6473 3122 (65) 6475 7088 corporate.affairs@jcclgroup.com www.jcclgroup.com Adam Keswick